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16014936

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49738 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Crossbow Investments L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway – Suite 901
(No. and Street)

| New York | NY | 10018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman and Company, LLP
(Name - if individual, state last, first, middle name)

| 529 Fifth Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

**Crossbow Investments L.L.C.**
**(A Limited Liability Company)**

**Statement of Financial Condition**

**December 31, 2015**

**Crossbow Investments L.L.C.**
**(A Limited Liability Company)**
**AFFIRMATION**

**I, Debra Schinasi, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Crossbow Investments L.L.C. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**



**Signature**
**Member**


MARTINA URENA
Notary Public - State of New York
NO. 01UR6326983
Qualified in Queens County
My Commission Expires Jun 29, 2019

**Subscribed and sworn**
**to before me**



See accompanying notes to financial statements.

**Lebenthal & Co., LLC**
**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**


[x] Independent Auditor's Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included above) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ] Rule 15c3-3 Exemption Report.


** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.*

**Crossbow Investments L.L.C.**
**(A Limited Liability Company)**
**December 31, 2015**

## Table of Contents

Page(s)

**Report of Independent Registered Public Accounting Firm** ........ 1

**Financial Statements**

Statement of Financial Condition ........ 2

Notes to Financial Statements ........ 3-5



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members
Crossbow Investments L.L.C.

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. as of December 31, 2015. This financial statement is the responsibility of Crossbow Investments L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 10, 2016

**Crossbow Investments L.L.C.**
**(A Limited Liability Company)**
**Statement of Financial Condition**
**December 31, 2015**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 35,497 |
| Securities, at fair value | | 17,451 |
| Other assets | | 8,601 |
| Total assets | $ | 61,549 |
| | | |
| **Liabilities and Members' Equity** | | |
| Liabilities: | | |
| Accounts payable, accrued expenses and other liability | $ | 24,400 |
| Commitment (Note 4) | | |
| Members' equity | | 37,149 |
| Total liabilities and members' equity | $ | 61,549 |

See accompanying footnotes to statement of financial condition

**Crossbow Investments L.L.C.**
**(A Limited Liability Company)**
**Notes to Statement of Financial Condition**
**December 31, 2015**

## 1. Organization

Crossbow Investments L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International (UK) Limited, a company that is registered with the United Kingdom Financial Conduct Authority.

In accordance with the Company's operating agreement, the Company will dissolve in 2026 (unless extended). The Company has no plans to dissolve sooner.

The managing members have agreed to provide the Company additional funding to finance its operations and maintain its minimum net capital requirements.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

## 2. Summary of Significant Accounting Policies

Use of estimates
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related service.

Income taxes
The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Company files income tax returns in the United States federal jurisdiction and in a state and local jurisdiction.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

## 2. Summary of Significant Accounting Policies (Continued)

Fair value measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

## 3. Regulatory Requirements

The Company is subject to SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of $25,930, which exceeded the required net capital by $20,930. In accordance with its Membership Agreement with FINRA, the Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

## 4. Commitment

The Company leases its office premises under an operating lease expiring on August 31, 2016. The Company subleases a portion of its office space and received sublease income of $14,400 during 2015. The sublease arrangements are on a month-to-month basis.

**Crossbow Investments L.L.C.**
**(A Limited Liability Company)**
**Notes to Statement of Financial Condition**
**December 31, 2015**

## 5. Fair Value of Financial Instruments

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's financial assets required to be measured at fair value on a recurring basis as of December 31, 2015:

| | Level 1 | Level 2 | Level 3 | Total | Valuation Technique |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Equity security owned, at fair value | $ 17,451 | $ - | $ - | $ 17,451 | (a) |

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. The equity security stated above represents shares owned of one company in the securities industry.

## 6. Concentration

Substantially all of the cash assets of the Company are held by a single bank. The Company does not consider itself at risk in this regard.

## 7. Change of Ownership

During 2015, the Company's current members sold a 20% interest to AMMA Private Equity Ltd. ("AMMA"). Regulatory approval from FINRA, the Company's designated examining authority, is required to sell the remaining 80%, and is currently on-going. Once regulatory approval is complete, AMMA is expected to purchase the remaining interest in the Company. AMMA has paid $45,964 for the operations of the Company as its contribution to the Company.